SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                             (Amendment No. 1)* /1/

                                 PE CORPORATION
                                ________________
                                (Name of Issuer)

        PE Corporation-Celera Genomics Group Common Stock, $.01 Par Value
        _________________________________________________________________
                         (Title of Class of Securities)

                                    69332S201
                                 _______________
                                 (CUSIP Number)

                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

/1/ Initial filing with respect to Duquesne Capital Management, L.L.C.


                         Continued on following page(s)
                               Page 1 of 30 Pages
                             Exhibit Index: Page 27

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 2 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5       Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  OO; IV

/1/  See Item 2(a).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 3 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  PN; IA

/1/  See Item 2(a).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 4 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   0
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0 /1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  0%

12       Type of Reporting Person*

                  CO

/1/  See Item 2(a).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 5 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  250,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   250,000
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  .96%

12       Type of Reporting Person*

                  OO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 6 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                  12,492
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  250,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   12,492
    With
                           8       Shared Dispositive Power
                                            250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            262,492

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.01%

12       Type of Reporting Person*

                  IA; IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 7 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                  18,600
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  250,000
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   18,600
    With
                           8       Shared Dispositive Power
                                            250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            268,600

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.03%

12       Type of Reporting Person*

                  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 8 of 30 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  220,871
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   220,871
    With
                           8       Shared Dispositive Power
                                            0
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            220,871

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  .85%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 9 of 30 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  220,871
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   220,871
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            220,871

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  .85%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 10 of 30 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5       Sole Voting Power
 Number of                                  150,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   150,000
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            150,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  .58%

12       Type of Reporting Person*

                  OO; IV


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 11 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  150,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   150,000
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            150,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  .58%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 12 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  300,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   300,000
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            300,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.16%

12       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 13 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  300,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   300,000
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            300,000

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (11)

                  1.16%

12       Type of Reporting Person*

                  CO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 14 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                  564,068
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   564,068
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            564,068

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  2.17%

12       Type of Reporting Person*

                  IA; IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 15 of 30 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                  18,600
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   18,600
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,600

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  .07%

12       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 16 of 30 Pages

Item 1(a)         Name of Issuer:

                  PE Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  761 Main Avenue, Norwalk, CT 06859.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros");

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  iv)      Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  v) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  vi) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  vii) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  viii) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  ix) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management")

                  x)       Purnendu Chatterjee ("Dr. Chatterjee"); and

                  xi) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                  As a result of the disposition of all of the Shares (as defined herein) held for the account of Quantum Industrial Partners LDC ("QIP"), QIP, QIH Management Investor, L.P. and QIH Management, Inc. may no longer be deemed the beneficial owners of any Shares (as defined herein).

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Mr. Soros, Winston L.P., Winston LDC, Winston LLC, Dr. Chatterjee and the Duquesne LLC Clients (as defined herein).

                                                             Page 17 of 30 Pages

                  SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

                  Dr. Chatterjee has provided advice to Mr. Soros relating to his personal investment in Shares.

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of the Shares held for the account of each of Winston LDC and Winston LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                  The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)         Citizenship:

                  (i)      SFM LLC is a Delaware limited liability company;

                                                             Page 18 of 30 Pages


                  (ii)     Mr. Soros is a United States citizen;

                  (iii)    Mr. Druckenmiller is a United States citizen;

                  (iv)     Winston L.P. is a Delaware limited partnership;

                  (v)      CFM is a Delaware limited partnership;

                  (vi) Winston LDC is a Cayman Islands exempted limited duration company;

                  (vii)    Winston LLC is a Delaware limited liability company;

                  (viii) Chatterjee Advisors is a Delaware limited liability company;

                  (ix)     Chatterjee Management is a Delaware corporation;

                  (x)      Dr. Chatterjee is a United States citizen; and

                  (xi) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)         Title of Class of Securities:

                           PE  Corporation-Celera  Genomics  Group Common Stock,
$.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           69332S201

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) SFM LLC may be deemed to be the beneficial owner of the 250,000 Shares held for the account of Quantum Partners.

                  (ii) Mr. Soros may be deemed to be the beneficial owner of 262,492 Shares. This number consists of (A) 12,492 Shares held for his personal account and (B) 250,000 Shares held for the account of Quantum Partners.

                  (iii) Mr. Druckenmiller may be deemed to be the beneficial owner of 268,600 Shares. This number consists of (A) 250,000 Shares held for the account of Quantum Partners and (B) 18,600 Shares held for the accounts of the Duquesne LLC Clients.

                  (iv) Winston L.P. and CFM may be deemed to be the beneficial owner of the 220,871 Shares held for the account of Winston L.P.

                                                             Page 19 of 30 Pages


                  (v) Winston LDC may be deemed the beneficial owner of the 150,000 Shares held for its account.

                  (vi) Winston LLC may be deemed the beneficial owner of the 150,000 Shares held for its account.

                  (vii) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 300,000 Shares. This number consists of
(A) 150,000 Shares held for the account of Winston LDC and (B) 150,000 Shares held for the account of Winston LLC.

                  (viii) Dr. Chatterjee may be deemed to be the beneficial owner of 564,068 Shares. This number consists of (A) 43,197 Shares held for his personal account, (B) 150,000 Shares held for the account of Winston LDC, (C) 150,000 Shares held for the account of Winston LLC and (D) 220,871 Shares held for the account of Winston L.P.

                  (ix) Duquesne LLC may be deemed to be the beneficial owner of the 18,600 Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately .96% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 1.01% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 1.03% of the total number of Shares outstanding.

                  (iv) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .85% of the total number of Shares outstanding.

                  (v) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately .58% of the total number of Shares outstanding.

                  (vi) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately .58% of the total number of Shares outstanding.

                  (vii) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 1.16% of the total number of Shares outstanding.

                  (viii) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 2.17% of the total number of Shares outstanding.

                  (ix) The number of Shares which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately .07% of the total number of Shares outstanding.

                                                             Page 20 of 30 Pages


                  Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros.

Item 4(c)         Number of shares as to which such person has:

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                     250,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        250,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                      12,492

     (ii)  Shared power to vote or to direct the vote:                   250,000

     (iii) Sole power to dispose or to direct the disposition of:         12,492

     (iv)  Shared power to dispose or to direct the disposition of:      250,000

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                      18,600

     (ii)  Shared power to vote or to direct the vote:                   250,000

     (iii) Sole power to dispose or to direct the disposition of:         18,600

     (iv)  Shared power to dispose or to direct the disposition of:      250,000

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                     220,871

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        220,871

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 21 of 30 Pages


     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                     220,871

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        220,871

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     150,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        150,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                     150,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        150,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                     300,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        300,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                     300,000

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        300,000

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 22 of 30 Pages


     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                     564,068

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        564,068

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Duquesne LLC
     ------------

     (i)   Sole power to vote or to direct the vote:                      18,600

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:         18,600

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (iii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (iv) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (v) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.


                  (vi) Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                                                             Page 23 of 30 Pages


                  (vii)    The   Duquesne   LLC   Clients   have  the  right  to
participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their account.

                  SFM LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, Winston L.P., Winston LDC, Winston LLC, Dr. Chatterjee and the Duquesne LLC Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC, Winston LLC, Dr. Chatterjee and the Duquesne LLC Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, Winston L.P., Winston LDC, Winston LLC and Dr. Chatterjee. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston LDC, Winston LLC, Dr. Chatterjee and the Duquesne LLC Clients. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston L.P., Winston LLC, Dr. Chatterjee and the Duquesne LLC Clients. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston L.P., Winston LDC, Dr. Chatterjee and the Duquesne LLC Clients. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston L.P., Dr. Chatterjee and the Duquesne LLC Clients. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros and the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, Winston L.P., Winston LDC, Winston LLC and Dr. Chatterjee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 24 of 30 Pages




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: February 10, 2000         QUANTUM INDUSTRIAL PARTNERS LDC


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date: February 10, 2000         QIH MANAGEMENT INVESTOR, L.P.

                                By:     QIH Management, Inc.,
                                        its General Partner


                                        By:     /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Vice President


Date: February 10, 2000         QIH MANAGEMENT, INC.


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President


Date: February 10, 2000         SOROS FUND MANAGEMENT LLC


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel

Date: February 10, 2000         GEORGE SOROS


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 25 of 30 Pages



Date: February 10, 2000         STANLEY F. DRUCKENMILLER


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date: February 10, 2000        WINSTON PARTNERS, L.P.

                               By:      Chatterjee Fund Management, L.P.,
                                        General Partner

                                        By:   Purnendu Chatterjee,
                                              General Partner


                                              By: /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

Date: February 10, 2000        CHATTERJEE FUND MANAGEMENT, L.P.

                               By:      Purnendu Chatterjee,
                                        General Partner


                                        By:  /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

Date: February 10, 2000        WINSTON PARTNERS II LDC


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date: February 10, 2000        WINSTON PARTNERS II LLC

                               By:      Chatterjee Advisors LLC, its Manager


                                        By:  /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager

                                                             Page 26 of 30 Pages


Date: February 10, 2000        CHATTERJEE ADVISORS LLC


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Manager


Date: February 10, 2000        CHATTERJEE MANAGEMENT COMPANY


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Vice President


Date: February 10, 2000        PURNENDU CHATTERJEE


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date: February 10, 2000        DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                               By:      /S/ GERALD KERNER
                                        ----------------------------------------
                                        Gerald Kerner
                                        Managing Director

                                                             Page 27 of 30 Pages






                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

G.       Joint Filing  Agreement  dated  February 10, 2000 by and
         among Quantum  Industrial  Partners LDC, QIH  Management
         Investor,   L.P.,  QIH  Management,   Inc.,  Soros  Fund
         Management  LLC,  Mr.  George  Soros,   Mr.  Stanley  F.
         Druckenmiller,  Winston Partners,  L.P., Chatterjee Fund
         Management,  L.P.,  Winston  Partners  II  LDC,  Winston
         Partners II LLC,  Chatterjee  Advisors  LLC,  Chatterjee
         Management Company, Dr. Purnendu Chatterjee and Duquesne
         Capital Management, L.L.C...............................             28